ASX/MEDIA RELEASE	23rd August 2005

pSivida closes ADR PIPE after raising US$4.2m

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has raised US$4.2m (AU$5.6m) before costs via the private placement of 650,000 American Depository Receipts (ADRs) to predominantly US investors at US$6.50 each (AU$8.61). Each ADR represents 10 ordinary shares.

New York based securities dealers placed the ADRs in an offering which was structured as a PIPE (Private Investment in Public Equity). The ADR’s have an attached 1 for 10, 3 year warrant exercisable for US$12.50 per ADR. The ADRs are expected to become tradable on NASDAQ upon filing of a registration statement by pSivida with the Securities and Exchange Commission which is expected to take up to 120 days.

Mr. Gavin Rezos, Managing Director of pSivida said, “The funding will be utilized to further our expansion into the United States, the world’s largest healthcare and financial market following the recent appointments of two US based Non-executive Directors to the pSivida Board, Dr. David J Mazzo, President and CEO of Chugai Pharma USA and Mr. Michael Rogers, CFO of Indevus Pharmaceuticals Limited and the inclusion of our ADRs in the NASDAQ Health Care Index.”

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities.  The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues and our inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.